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                         September 8, 2022

       Michael Burger
       President and Chief Executive Officer
       FARO Technologies, Inc.
       250 Technology Park
       Lake Mary, Florida 32746

                                                        Re: FARO Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267261

       Dear Mr. Burger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Tony Jeffries, Esq.